Financial Services Acquisition Corporation

                                              FOR IMMEDIATE RELEASE

          FINANCIAL SERVICES ACQUISITION CORPORATION ACQUIRES EURO BROKERS, A LEADING INTER-DEALER BROKERAGE

          New York, New York - August 16, 1996: Financial Services Acquisition Corporation (FSAC) announced today that it has completed the acquisition of Euro Brokers Investment Corporation.

               As a result of the acquisition, Euro Brokers became a wholly-owned subsidiary of FSAC and each former holder of Euro Brokers common stock is entitled to receive per share consideration consisting of approximately (i) 2.43 shares of FSAC common stock, (ii) 4.53 redeemable common stock purchase warrants of FSAC and (iii) $11.94 in cash. In addition, approximately .27 shares of FSAC common stock and $1.20 in cash have been deposited in escrow with respect to each share formerly held by Euro Brokers stockholders, for possible release to such stockholders pending certain post-merger adjustments.

               Gilbert Scharf, Chairman, President and Chief Executive Officer of FSAC, stated: "This is an outstanding acquisition and an exciting day for FSAC's stockholders. Euro Brokers is one of the world's leading inter-dealer brokerage firms that specializes in money market instruments, derivatives and fixed income securities. It has a technologically advanced international infrastructure and a very strong management team. We are looking forward to working with Donald Marshall and the team at Euro Brokers to take advantage of our growth potential and establish Euro Brokers as the pre-eminent broker in each of its products and certain new products as well."

               Euro Brokers had net income of approximately $3.5 million on revenues of approximately $174 million for the year ended 1995 and net income of approximately $3.5 million on revenues of approximately $49 million for the three months ended March 31, 1996 (unaudited).

               Donald R.A. Marshall, the current President and Chief Executive Officer of Euro Brokers, who will remain in such positions and also become Vice-Chairman of FSAC, said: "We are delighted to join forces with Gil Scharf, who has had a distinguished record in the securities business while occupying important positions at Morgan Stanley and Lazard Brothers in London. The acquisition rewards Euro Brokers stockholders for the firm's past successes and, through the alliance with FSAC, positions Euro Brokers to achieve continued dynamic growth."

               In connection with the acquisition, FSAC stockholders also elected a slate of eight directors, adopted a stock option plan and approved charter amendments that, among other things, increased FSAC's authorized share capital, eliminated the ability of stockholders to act by written consent and to call special stockholder meetings and implemented a three-class staggered board of directors. A proposal to change FSAC's name was withdrawn prior to the vote. FSAC also consummated a previously-announced agreement providing for the exchange of an aggregate of 225,000 newly-issued shares of its common stock for all 333,333 of its outstanding unit purchase options granted to its original underwriters.

          (Contact: FSAC - Gilbert D. Scharf, Chairman, President and Chief Executive Officer, 667 Madison avenue, New
          York, NY 10021 -- (212) 317-1000)